LORD ABBETT MUNICIPAL INCOME FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

February 14, 2019

VIA EDGAR

Ms. Christina Fettig
Mr. Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”) Registration Statement on Form N-14

Dear Ms. Fettig and Mr. Zapata:

This letter responds to comments that Ms. Fettig provided in a February 1, 2019 telephone conversation with Pamela P. Chen and Amanda S. Ryan of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to each series of the Company, and to comments that Mr. Zapata provided in a February 7, 2019 telephone conversation with Ms. Chen and Linda Y. Kim of Lord Abbett, regarding the Company’s preliminary prospectus/information statement regarding the merger of Lord Abbett AMT Free Municipal Bond Fund into Lord Abbett National Tax Free Fund, each a series of the Company, filed on January 11, 2019 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14 (the “Preliminary Materials”). Your comments, and the Company’s responses thereto, are set forth below.

The Company will file with the Commission a combined prospectus/information statement (the “Prospectus/Information Statement”) and a statement of additional information (“SAI”) reflecting changes made in response to your comments in a filing made pursuant to Rule 497 (the “Definitive Materials”).

Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Materials. Please note that all page numbers in our responses are references to the page numbers of the Preliminary Materials.

Comments provided by Ms. Fettig:

1.     The Consent of Independent Registered Public Accounting Firm which appears as an exhibit in Part C of the Preliminary Materials refers to the SAI dated February 11, 2019, while the date on the SAI included with the Preliminary Materials is February 14, 2019. Please change the SAI date to February 11, 2019, for consistency with the auditor consent.

Ms. Fettig
Mr. Zapata
February 14, 2019

Response:     The requested change will be made in the Definitive Materials.

2.     On the first page of the shareholder letter, please consider removing the word “net” from the statement in the fourth paragraph that National Tax Free Fund has lower total net annual operating expenses than AMT Free Municipal Bond Fund, as the language states that this comparison does not take into account any applicable fee waivers.

Response:     The language will be revised as requested in the Definitive Materials.

3.     On page 2, in the section “Questions and Answers Related to the Merger,” please make the same change requested in Comment #2 above.

Response:     The language will be revised as requested in the Definitive Materials.

4.     On page 5, in the section “Questions and Answers Related to the Merger,” please revise the information contained in the third full paragraph for clarity. Please explain why 12b-1 fees are being excluded in the comparison, and consider using a chart or table to show comparisons more clearly.

Response:     The requested changes will be made in the Definitive Materials.

5.     On page 8, in the section “Questions and Answers Related to the Merger,” please quantify supplementally what is meant by the term “de minimis” with respect to the expected portfolio realignment of Target Fund. Please also confirm that this statement relates to dispositions of portfolio holdings both before and after the merger, and revise the language accordingly.

Response:     The requested clarification will be made in the Definitive Materials, including clarifying that the Fund expects that less than 5% of Target Fund’s portfolio would be realigned in connection with the merger.

6.     For the fee tables contained in the section “Information About the Merger – Fees and Expenses,” please confirm that these represent the current fees and expenses of the Funds.

Response:     We confirm that the fees and expenses shown are the most current for which audited financials are available.

7.     On page 12, in the section “Information About the Merger – Fees and Expenses,” please revise or remove as appropriate the sentence stating that the total annual fund operating expenses for Target Fund do not take into account Target Fund’s fee waiver arrangement, as the fee tables appear to reflect Target Fund’s fee waiver.

Response:     The language will be revised in the Definitive Materials.

Ms. Fettig
Mr. Zapata
February 14, 2019

8.     In the section “Information About the Merger – Fees and Expenses,” please add a footnote to the fee tables explaining the terms of Target Fund’s fee waiver.

Response:     The requested footnote will be added in the Definitive Materials.

9.     The capitalization table that appears on page 40 of the Preliminary Materials indicates that as of September 30, 2018, total net assets of the Target Fund were less than 10% of the total net assets of the Acquiring Fund. Please note that if this remained true within 30 days of the filing of the Preliminary Materials, the pro forma combined financial statements are not required to be included.

Response:     We have verified that as of January 10, 2019, the total net assets of the Target Fund remained at less than 10% of the total net assets of the Acquiring Fund. Therefore, the pro forma financial statements will not be included in the Definitive Materials.

Comments provided by Mr. Zapata:

10.   At the beginning of the Preliminary Materials, please include 1933 Act File Numbers for the documents being incorporated by reference to make them easier for readers to find.

Response:     The requested change will be made in the Definitive Materials.

11.   Please provide more precision regarding the “SEC rules” referred to at the beginning of the Preliminary Materials.

Response:     The requested change will be made in the Definitive Materials.

12.   In the Questions & Answers and throughout the Preliminary Materials, please redraft the terms “pro rata” and “ratable portion” into plain English.

Response:     The terms will be clarified in the Definitive Materials.

13.   Please update the Funds’ net assets information in the Preliminary Materials (see, e.g., the data on page 1 of the Preliminary Materials) to a more recent date.

Response: The referenced disclosure will be updated in the Definitive Materials.

14.   Please confirm supplementally whether Lord Abbett may recoup any expenses reimbursed under the Expense Limitation Agreement between the Target Fund and Lord Abbett.

Ms. Fettig
Mr. Zapata
February 14, 2019

Response: The Expense Limitation Agreement between the Target Fund and Lord Abbett does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the Expense Limitation Agreement.

15.   On page 10 of the Preliminary Materials, and throughout the Preliminary Materials as relevant, please provide the estimated costs as a percentage of the Target Fund’s net assets.

Response:     The requested disclosure will be included in the Definitive Materials.

16.   Please quantify in the Preliminary Materials what is meant by the term “de minimis” with respect to the expected portfolio realignment of Target Fund.

Response:     The requested clarification will be made in the Definitive Materials.

17.   In the section titled “Investment Objectives, Principal Investment Strategies, and Principal Risks,” please move the discussion comparing the principal investment strategies and risks of the Target Fund and the Acquiring Fund to precede the “Fees and Expenses” section, in accordance with Item 3(c).

Response:     The disclosure will be revised in the Definitive Materials.

18.   Please add the missing parenthetical after September 30, 2018 on page 12 of the Preliminary Materials.

Response:     The requested change will be made in the Definitive Materials.

19.   In reference to the section titled “Board Considerations in Approving the Merger” on page 19, please confirm supplementally whether the Board considered any factors that weighed against the proposed merger and, if so, please include those factors in the Definitive Materials. Please also confirm supplementally that all factors set forth in Rule 17a-8, including the expenses to be borne by the Funds, were considered by the Board.

Response:     The Board evaluated a number of factors as described in the “Board Considerations in Approving the Merger,” including liquidating Target Fund, and in considering whether to approve the merger, the Board did not identify any single factor as paramount or controlling. The Fund confirms supplementally that the Board also considered the factors required under Rule 17a-8 in approving the merger. The Definitive Materials discuss the factors considered by the Board.

20.   On page 40 of the Preliminary Materials, in the “Capitalization” table, please clarify that the pro forma adjustments include all expenses that will be associated with the merger.

Ms. Fettig
Mr. Zapata
February 14, 2019

Response:     The requested clarification will be made in the Definitive Materials.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela Chen
Pamela Chen
Associate General Counsel
Lord, Abbett & Co. LLC